

Mailstop 3233

May 12, 2016

Via E-mail
Mr. Paul K. Ito
Chief Financial Officer
Alexander & Baldwin, Inc.
822 Bishop Street, P.O. Box 3440
Honolulu, HI 96801

> **Re:** **Alexander & Baldwin, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35492**
> **Form 8-K**
> **Filed February 25, 2016**
> **File No. 001-35492**

Dear Mr. Ito:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Notes to Consolidated Financial Statements

16. Earnings Per Share "EPS", page 95

1.   Please tell us how you determined that the increase in the calculated redemption value should be considered undistributed earnings and should be an adjustment to arrive at Net income available to A&B shareholders in your EPS calculation. Please reference the authoritative accounting literature management relied upon.

Form 8-K filed February 25, 2016

Exhibit 99.1

Use of Non-GAAP Financial Measures, page 12

2.   We note that adjustments to net income attributable to A&B shareholders have been presented net of tax. Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.11, which requires disclosure of the tax effect of such reconciling item and how it was calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities